Exhibit 99.1

Nova Minerals Announces 41m @ 4.6 g/t Au from Surface at the RPM deposit on its Estelle Gold-Antimony Project, in Alaska

Anchorage, Alaska, October 9, 2024 - Nova Minerals Limited (“Nova” or the “Company”) (NASDAQ: NVA) (ASX: NVA) (FRA: QM3) is pleased to announce further high-grade intercepts from the first eight holes of the 21 hole reverse circulation (RC) drilling program conducted in the RPM starter pit area in 2024, within its over 500km2 flagship Estelle Gold Project, located in the Tintina Gold Belt in Alaska. The shallow drilling program was focused on near surface mineralization <50m in depth in support of the RPM starter mine Feasibility Study (FS) currently underway.

Highlights

●	Results from shallow infill and step-out drilling confirms continuity of near surface high-grade mineralization at RPM North with multiple broad intersections grading > 5 g/t Au from surface and sample interval grades up to 39 g/t Au

●	High-grade gold intersections targeting near surface mineralization above the current high-grade Measured and Indicated core continue at RPM North with all holes ending in mineralization. Significant results include (Table 1 and Figures 1 and 2):

○	RPMRC-24005

	■	43m @ 4.4 g/t Au from 2m including;
	■	23m @ 7.3 g/t Au from 2m
	■	13m @ 10.7 g/t Au from 2m
	■	2m @ 39.2 g/t Au from 13m

○	RPMRC-24006

	■	21m @ 3.5 g/t Au from 2m including;
	■	19m @ 3.9 g/t Au from 3m
	■	6m @ 7.1 g/t Au from 5m

○	RPMRC-24007

	■	14m @ 1.9 g/t Au from 2m including;
	■	12m @ 2.1 g/t Au from 4m

○	RPMRC-24008

	■	45m @ 3.4 g/t Au from surface including;
	■	31m @ 4.7 g/t Au from 3m
	■	8m @ 10.5 g/t Au from 22m

●	Additional significant results received from extensional drilling outside of the current resource model shows near surface mineralization continues towards the South-Southwest with the deposit remaining wide open. These results include (Table 1 and Figures 1 and 3):

○	RPMRC-24001

	■	24m @ 0.6 g/t Au from 6m

○	RPMRC-24002

	■	45m @ 0.6 g/t Au from 3m including;
	■	20m @ 1.1 g/t Au from 25m
	■	12m @ 1.5 g/t Au from 26m

○	RPMRC-24003

	■	25m @ 0.5 g/t Au from 17m

○	RPMRC-24004

	■	31m @ 0.6 g/t Au from 3m

●	All drill holes end in gold mineralization.

●	Assay results from 13 remaining holes from the 2024 drill program at RPM to follow.

●	Assay results from the over 500 soil and 225 rock samples collected as part of the extensive 2024 surface exploration and mapping program targeting gold, antimony and other critical minerals from traverses at Stibium, Wombat, West Wing, Muddy Creek, RPM, Styx, and the new claims added in 2023, will be reported by area once received and processed.

●	Resource update including both the 2023 and 2024 drill results to be completed once all results are received.

●	RPM starter mine Feasibility Study (FS), and updated economic study of the Estelle wide project in progress, with the aim to commence with a smaller scale, low capex, high-margin starter mine at RPM as soon as possible, which will provide cashflow to fund the expansion of the larger Estelle project organically.

●	Whittle Consulting engaged to complete project optimization, METS Engineering engaged to complete metallurgical and process design work, and Roughstock Mining engaged for pit and engineering design.

Nova Minerals CEO, Mr Christopher Gerteisen commented: “These results speak for themselves and we believe will add considerable value to the upcoming resource update and ultimately the FS which will be focused on RPM as a scale-able low capex/high margin project with future expansion plans achieved through cashflow as soon as possible.

With further 2024 drill results to follow in short order, these results, along with the 2023 drilling will be included in the upcoming resource update. We look forward to updating all stakeholders on these fronts as we continue to progress on our path towards production and early cashflow at RPM within the greater Estelle gold and critical minerals district.”

RPM Drilling Discussion

A total of 21 RC holes were drilled at RPM as part of the 2024 drilling program, of which assay results for eight holes have now been received and are reported in this announcement. The drilling was focused on near surface mineralization <50m in depth and had two main objectives.

1.	The first and primary objective was to infill and prove up near surface inferred resources that define the up dip extension of the steep to vertical dipping RPM North high-grade core zone. A new drill pad (Pad 24-1) was located between the two previous drill pads (Pad 1 and Pad 23-1) at RPM North to fill this data gap and prove up this high-grade material (Figures 1 and 2). The initial assay results from holes RPMRC-24005 to RPMRC-24008 indicate this objective was achieved.

2.	The secondary objective of the shallow 2024 drill program was to extend drilling to the South and Southwest of the current RPM North resource to begin to test a potential link with the RPM Valley zone situated approximately 150m to the Southwest. Highly prospective mineralized intrusive rocks have been observed in this area in recent geological mapping and confirmed with anomalous surface sample results. The results returned from holes RPMRC-24001 to RPMRC -24004 indicate the RPM North deposit remains wide open to the South-Southwest and is potentially connected to the RPM Valley zone (Figures 1 and 3). This warrants further follow-up diamond drilling to test the considerable resource upside potential.

These latest results continue to prove up areas of thick intervals of high-grade gold mineralization (+2g/t) within the existing RPM North resource area, confirming the continuity of the high-grade bonanza core zone, as well as indicating the potential for significant extensions to the existing resource. A representative cross-section (Figures 2 and 3) clearly shows the latest drill holes intersecting up and down dip continuity to mineralization outside of the current resource grade shell. This has the potential to significantly grow the resource in the upcoming MRE update.

Geological observations also indicate the mineralized intrusive unit is a steeply dipping funnel shaped body which flares out to have a wider footprint near the surface where substantial up-dip potential remains.

In the central core zone where the intrusive unit is thick and continuous the deposit remains wide open with further significant resource upside potential, up-dip, down-dip, and throughout the intrusive, particularly to the South which remains largely untested by drilling.

The majority of the holes drilled in 2024 were collared in granodiorite intrusive rocks, the primary host of mineralization at RPM. The granodiorite-hornfels contact was intercepted to the north from Pad 24-1 and to the south from Pad 23-1 where gold mineralization is encountered in both the intrusive and the hornfels. The drillhole intersections as well as observed outcrop between these two drill pads consist entirely of granodiorite crosscut by quartz-tourmaline-sulfide veins, with massive quartz zones of over 1-m thick hosting samples up to 291 g/t Au.

Figure 1. RPM North plan view with all drill holes to date

Figure 2. RPM North Section A-A’_070azi showing continuity of mineralization

B
B'
Pad 23-1
45m @ 0.6 g/t Au fr 3m
incl. 20m @ 1.1 g/t Au fr 25m
incl. 12m @ 1.5 g/t Au fr 26m
31m @ 0.6 g/t Au fr 3m
RPMRC_24003
RPMRC_24004
RPMRC_24002
OPEN
OPEN
Grade g/t Au
< 0.20
0.20 to 0.50
0.50 to 1.00
1.00 to 5.00
5.00 to 10.00
>= 10.00
Current Drill Hole
(With Significant Intersection)
Intrusive
Hornfels
NOVA MINERALS

Figure 3. RPM North Section B-B’_270azi showing continuity of mineralization

Table 1. Significant intercepts*

Hole_ID	From (m)	To (m)	Interval (m)	Au g/t
RPMRC-24001	6	30	24	0.6
RPMRC-24002	3	48	45	0.6
including	25	45	20	1.1
	26	38	12	1.5
RPMRC-24003	17	42	25	0.5
RPMRC-24004	3	34	31	0.6
RPMRC-24005	2	45	43	4.4
including	2	44	42	4.6
	2	25	23	7.3
	2	15	13	10.7
	13	15	2	39.2
RPMRC-24006	2	23	21	3.5
including	3	22	19	3.9
	5	11	6	7.1
RPMRC-24007	2	16	14	1.9
including	4	16	12	2.1
RPMRC-24008	0	45	45	3.4
including	3	37	34	4.3
	3	34	31	4.7
	22	30	8	10.5

* At 0.1 g/t Au cutoff and a minimum 10m width

Table 2. Drill hole details

Hole_ID	UTM_E	UTM_N	ELEV (m)	EOH (m)	AZI	DIP	Assays
RPMRC-24001	501995	6848795.9	1772	31	180	-45	Reported 9/10/24
RPMRC-24002	501991	6848802.8	1772	48	270	-60	Reported 9/10/24
RPMRC-24003	501992	6848801	1771	42	210	-60	Reported 9/10/24
RPMRC-24004	501993	6848802	1773	34	0	-90	Reported 9/10/24
RPMRC-24005	501955	6848871	1743	45	70	-60	Reported 9/10/24
RPMRC-24006	501955	6848869.6	1744	23	100	-50	Reported 9/10/24
RPMRC-24007	501954	6848868.4	1746	16	130	-50	Reported 9/10/24
RPMRC-24008	501954	6848868.7	1742	47	0	-90	Reported 9/10/24
RPMRC_24009	501954	6848869.5	1746	47	145	-50	Pending
RPMRC_24010	501954	6848869.5	1746	43	145	-70	Pending
RPMRC_24011	501954	6848870	1744	21	150	-50	Pending
RPMRC_24012	501954	6848869	1743	40	160	-50	Pending
RPMRC_24013	501953	6848870.1	1744	34	175	-50	Pending
RPMRC_24014	501952	6848871	1745	24	190	-50	Pending
RPMRC_24015	501953	6848870.2	1743	26	220	-60	Pending
RPMRC_24016	501953	6848870.2	1744	39	250	-60	Pending
RPMRC_24017	501954	6848869.9	1743	29	280	-70	Pending
RPMRC_24018	501956	6848868.9	1745	16	130	-50	Pending
RPMRC_24019	501955	6848869.8	1744	66	130	-70	Pending
RPMRC_24020	501957	6848869.4	1743	28	115	-60	Pending
RPMRC_24021	501956	6848870.2	1742	34	85	-70	Pending

Estelle Next Steps

Estelle is a major mineralized trend, hosting gold, antimony, silver, copper, and other critical elements and Nova is working to begin production as early as possible with the potential to operate for decades supplying the minerals the world needs.

A Feasibility study has commenced for RPM with METS Engineering engaged for metallurgical and process design, RoughStock Mining for pit and engineering design, and Whittle Consulting for complete project optimization, from starter operation with the view of minimizing capex, to finding a steady state mine plan to clear expansion plans. The studies currently underway have the objective of:

●	Getting RPM into production as soon as possible

●	Early year low capex with high margin to fund expansion of the greater Estelle Project

●	Optimized mine plan for highest grade with least strip material for early years

●	Pit Slope scope and design

●	Optimum flow sheet design to increase recovery whilst decreasing reagents to bring down operating costs

●	Plant size, design, and location

In addition, the Company is also very aware of the value of a domestically sourced critical mineral antimony, and in parallel with the above plans in the FS, we are also looking at our antimony discoveries at both Stibium and Styx in particular from many angles with multiple parties to potentially establish a small scale, stand-alone, quick start up antimony-gold mine, with potential US Dept. of Defense (DoD) support to fully secure the US supply chain.

Estelle Staged Development Options

Deferred Capital/Funding Early Production (Pending completion of studies)

NOVA MINERALS

Whiskey Bravo camp & airstrip
Potential Processing Plant
Stibium
Potential Processing Plant
Korbel
Potential Processing Plant
RPM

3. Stand Alone Antimony-Gold Starter Mine

- Potential quick start up, subject to MRE
- Low CAPEX
- Small footprint/quick permitting
- Early cashflow potential
- Provides funding for the expanded project subject to the above
- Nova – Subject to DoD grant funding possibilities

1. RPM Starter Mine

- High-grade (Potentially 5g/t+ Au material in the early years from surface)
- 6-7 year initial LOM anticipated with potential for later expansion ie: RPM Valley and RPM South
- Lower CAPEX
- Fast track to production and early cashflow
- Provides staged approach to expand into the larger project
- Nova funded

2. Expanded Project – Korbel + RPM + Regional

- Multi-decade mine life
- Multiple mining centers
- Multiple commodities (Au, Sb, Ag, Cu, CMs)
- Higher CAPEX, higher NPV & cashflow
- Significantly increased gold production
- Economies of scale – low AISC
- Nova growth and/or strategic partner funding

Figure 4. Estelle development optionality

Qualified Persons

Vannu Khounphakdee, Professional Geologist and member of Australian Institute of Geoscientists contracted by Nova Minerals to provide geologic consulting services. Mr. Khounphakdee holds a Master of Science in Mine Geology and Engineering. He is a qualified person with at least 5 years experience with this type of project. By reason of education, affiliation with a professional association, and past relevant work experience, Mr. Khounphakdee fulfills the requirements of Qualified Person (QP) for the purposes of SEC Regulation SK-1300 for data QA/QC checks relevant to this announcement.

Hans Hoffman is a State of Alaska Certified Professional Geologist contracted by Nova Minerals to provide geologic consulting services. Mr. Hoffman is a member of the American Institute of Professional Geologists and holds a Bachelor of Science degree in Geological Engineering with a double major in Geology and Geophysics. He is a qualified person with at least 5 years of experience with these types of projects. By reason of education, affiliation with a professional association, and past relevant work experience, Mr. Hoffman fulfills the requirements of Qualified Person (QP) for the purposes of SEC Regulation SK-1300 for the technical information presented in this announcement.

Christopher Gerteisen, Chief Executive Officer of Nova Minerals, is a Professional Geologist and member of Australian Institute of Geoscientists, and has supervised the preparation of this news release and has reviewed and approved the scientific and technical information contained herein. Mr. Gerteisen is a “qualified person” for the purposes of SEC Regulation S-K 1300.

Data Verification

For the 2024 reverse circulation drilling program, 1.52m chip samples were riffle split (dry) to obtain 3-5 kg samples at the drill site, these samples were crushed to achieve >90% passing a 2mm sieve and split down to 225 g to 275 g samples at Nova’s on-site prep facility. Samples were then sent to ALS Fairbanks for additional prep and chemical analysis. Field duplicates (RC) for recent data were collected every 1 in 20 samples at the same time using the same method (riffle split) as the parent sample. Blank material was inserted 1 in 40 samples. Standard Reference Material (SRM) was inserted 1 in 20 samples. Three different SRMs at three different grades levels were used.

ALS is a certified commercial laboratory and is independent of Nova Minerals. Gold analyses were completed by Au-ICP21 which is gold by fire assay and ICP-AES. For overlimits greater than 10 g/t Au analyses were completed by fire assay and gravimetric finish.

About Nova Minerals Limited

Nova Minerals Limited is a Gold, Antimony and Critical Minerals exploration and development company focused on advancing the Estelle Project, comprised of 514 km2 of State of Alaska mining claims, which contains multiple mining complexes across a 35 km long mineralized corridor of over 20 advanced Gold and Antimony prospects, including two already defined multi-million ounce resources, and several drill ready Antimony prospects with massive outcropping stibnite vein systems observed at surface. The 85% owned project is located 150 km northwest of Anchorage, Alaska, USA, in the prolific Tintina Gold Belt, a province which hosts a >220 million ounce (Moz) documented gold endowment and some of the world’s largest gold mines and discoveries including, Barrick’s Donlin Creek Gold Project and Kinross Gold Corporation’s Fort Knox Gold Mine. The belt also hosts significant Antimony deposits and was a historical North American Antimony producer.

Further discussion and analysis of the Estelle Gold Project is available through the interactive Vrify 3D animations, presentations, and videos, all available on the Company’s website. www.novaminerals.com.au

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Nova Minerals Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the final prospectus related to the public offering filed with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Nova Minerals Limited undertakes no duty to update such information except as required under applicable law.

For Additional Information Please Contact

Craig Bentley

Director of Finance & Compliance & Investor Relations

E: craig@novaminerals.com.au

M: +61 414 714 196